UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EMBARK TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29079J103

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Roelof Botha

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

May 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VII, L.P. (“GFVII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 933,966
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 933,966

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,966
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“GFVII PF”, collectively with GFVII, the “GFVII Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,342
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,342

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Fund XV, L.P. (“SC XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,281,580
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,281,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,580
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P. (“STPQ XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 77,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 77,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Partners Fund XV, L.P. (“STP XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,704
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture XV Principals Fund, L.P. (“SC XV PF”, collectively with SC XV, STPQ XV and STP XV, the “SC XV Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 281,482
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 281,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VII Management, L.P. (“GFVII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  989,308, of which 933,966 are Class A Common Stock directly owned by GFVII and 55,342 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  989,308, of which 933,966 are Class A Common Stock directly owned by GFVII and 55,342 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Venture XV Management, L.P. (“SC XV Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  1,667,896, of which 1,281,580 are Class A Common Stock directly owned by SC XV, 77,130 are Class A Common Stock directly owned by STPQ XV, 27,704 are Class A Common Stock directly owned by STP XV and 281,482 are Class A Common Stock directly owned by SC XV PF. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  1,667,896, of which 1,281,580 are Class A Common Stock directly owned by SC XV, 77,130 are Class A Common Stock directly owned by STPQ XV, 27,704 are Class A Common Stock directly owned by STP XV and 281,482 are Class A Common Stock directly owned by SC XV PF. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,896
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  2,657,204, of which 933,966 are Class A Common Stock directly owned by GFVII, 55,342 are Class A Common Stock directly owned by GFVII PF, 1,281,580 are Class A Common Stock directly owned by SC XV, 77,130 are Class A Common Stock directly owned by STPQ XV, 27,704 are Class A Common Stock directly owned by STP XV and 281,482 are Class A Common Stock directly owned by SC XV PF. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management. SC US (TTGP) is the General Partner of GFVII Management and SC XV Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  2,657,204, of which 933,966 are Class A Common Stock directly owned by GFVII, 55,342 are Class A Common Stock directly owned by GFVII PF, 1,281,580 are Class A Common Stock directly owned by SC XV, 77,130 are Class A Common Stock directly owned by STPQ XV, 27,704 are Class A Common Stock directly owned by STP XV and 281,482 are Class A Common Stock directly owned by SC XV PF. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management. SC US (TTGP) is the General Partner of GFVII Management and SC XV Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,657,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5%
14.	Type of Reporting Person (See Instructions) OO

Except as set forth in this Amendment No. 2 (this “Amendment No. 2”), the initial Schedule 13D filed on November 19, 2021 (the “Original 13D”), as amended by the amendment to the Original 13D that was filed on May 18, 2023 (“Amendment No. 1”) remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 4. PURPOSE OF TRANSACTION.

On May 25, 2023, the GFVII Funds and SC XV Funds (collectively, the “Sequoia Funds”) entered into a voting agreement (the “Voting Agreement”) with the Company and Applied Intuition, Inc. (“Parent”) in connection with the execution on May 25, 2023 of an Agreement and Plan of Merger (the “Merger Agreement”) between the Company, Parent and Azara Merger Sub, Inc. which provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Embark (the “Merger”), with Embark continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Parent.

Under the Voting Agreement, the Sequoia Funds have agreed to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and certain other matters. The Voting Agreements terminate in certain circumstances, including upon the valid termination of the Merger Agreement in accordance with its terms. The Voting Agreements also contain restrictions on transfer of shares of Common Stock held by the Sequoia Funds, subject to certain exceptions.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 1.3 hereto and is incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.3	Voting and Support Agreement, dated May 25, 2023, among Applied Intuition, Inc., Embark Technology, Inc and Sequoia Capital U.S. Growth Fund VII, L.P., Sequoia Capital U.S. Growth VII Principals Fund, L.P., Sequoia Capital U.S. Venture Fund XV, L.P., Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P., Sequoia Capital U.S. Venture Partners Fund XV, L.P. and Sequoia Capital U.S. Venture XV Principals Fund, L.P (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Embark Technology, Inc. on May 25, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P.

By: SC U.S. Growth VII Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd. A Cayman Islands limited liability company, Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P.

By: SC U.S. Growth VII Management, L.P.
A Cayman Islands limited partnership,
Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE FUND XV, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XV (Q), L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XV, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE XV PRINCIPALS FUND, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SC U.S. GROWTH VII MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SC U.S. VENTURE XV MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory

SC US (TTGP), Ltd.

/s/ Roelof Botha
Name: Roelof Botha
Title: Authorized Signatory